January 9, 2006

Mr. Ron Heineman
CEO
Resolve, Staffing, Inc.
3235 Omni Drive
Cincinnati, OH 45245

Re: Business Advisory Agreement

Dear Ron:

I wish to thank Resolve Staffing, Inc. (the “Company”) for the opportunity to represent you as a business advisor in connection with the Company’s growth and expansion efforts. The purpose of this letter (the “Agreement”) is to set forth the terms and conditions under which Dan Seifer (the “Consultant”) SCI agrees to serve the Company as a business advisor.

1.	Services. Consultant shall use its best efforts to perform the following services in a timely manner:

(a)
Business Plan Development - Become familiar with the business and operations of the Company and review and analyze the Company’s formal and informal financial, strategic, and business plans. In conjunction with the Company, prepare and update a formal strategic business plan along with a detailed financial model/projection, and update the business plan and financial model as needed during the term of this Agreement;

(b)
Strategic Consulting - Assist the Company in sourcing and locating joint-venture partners. Advise the Company in strategic planning matters and assist in the implementation of short- and long-term strategic planning initiatives to fully develop and enhance the Company’s assets, resources, products, and technologies. Provide advice to and consult with the Company concerning management, product marketing, strategic planning, and corporate organization in connection with the Company’s business and advise the Company regarding its overall development, progress, needs, and condition. If requested by the Company, assist in the due diligence of prospective strategic partners.

(c)	Other Services - Perform other services as may be reasonably requested by the Company that are within the normal scope of operations of Dan Seifer.

2.
Term. This Agreement shall be in effect for twelve (12) months from the date of acceptance by the Company unless either party terminates the Agreement by providing the other party with 30 (thirty) days’ written notice.

3.
Consideration. For the advice and services to be provided by the Consultant to the Company under this Agreement, the Company agrees to pay the Consultant a business advisory fee consisting of options to purchase up to 4,000,000 shares of the Company’s common stock at a price of $1.50 per share. These option shall expire upon the termination of this agreement.

4.
Indemnity. The Company agrees to indemnify, defend, and hold harmless the Consultant and its affiliates, directors, officers, counsel, employees, agents, members, managers successors, assigns, and controlling persons (as defined in the Act) (each, an “Indemnified Party”) from and against any and all losses, claims, damages, costs, expenses, and liabilities (including any investigatory, legal, and other expenses incurred as they are incurred by an Indemnified Party in connection with preparing for or defending any action, claim, or proceeding, whether or not resulting in any liability) (collectively, “Indemnifiable Losses”) to which any Indemnified Party may become subject or liable relating to or arising out of (a) the Agreement or the services to be performed under the Agreement or any agreement between the parties to this Agreement, (b) any transactions referred to in the Agreement or any transactions arising out of the transactions contemplated by the Agreement, (c) any inaccuracy in or breach in the representations and warranties of the Company contained in this Agreement, and (d) any failure of the Company to perform its obligations under this Agreement, provided that the Company shall not be liable to an Indemnified Party in any such case to the extent that any such Indemnifiable Loss is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted as a direct and proximate cause from the willful misconduct or gross negligence of an Indemnified Party. No Indemnified Party shall be liable, responsible, or accountable in damages and costs and expenses (including attorneys’ fees) under this Agreement except for any liability for losses, claims, damages, or liabilities finally judicially determined to have resulted solely and exclusively from actions taken or omitted to be taken as a direct result of such Indemnified Party’s gross negligence or willful misconduct. If for any reason, except as specifically provided herein, the foregoing indemnity for Indemnifiable Losses is unavailable to an Indemnified Party or insufficient to fully hold any Indemnified Party harmless, then the Company agrees to contribute to the amount paid or payable by such Indemnified Party as a result of such Indemnifiable Losses in such proportion as is appropriate to reflect the relative benefits received by and fault of the Company, on the one hand, and the relative benefits received by and fault of the Consultant, on the other hand. The Company agrees that it will not settle, compromise, or consent to the entry of any judgment in any pending or threatened claim, action, or proceeding in respect of which indemnification could be sought under the indemnification provision of this Agreement (whether or not the Consultant or any other Indemnified Party is an actual or potential party to such claim, action, or proceeding), unless such settlement, compromise, or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action, or proceeding.

5.
Non-Circumvent Agreement. The Company agrees that all third parties introduced to it by the Consultant represent significant efforts and working relationships that are unique to, and part of, the work product and intellectual capital of the Consultant. Therefore, without the prior specific written consent of the Consultant the Company agrees to refrain from conducting direct or indirect business dealings of any kind with any third party so introduced by the Consultant, with the exception of third parties with which the Company has previously had a formal business relationship, for a period of eighteen months from the initial introduction made during the course of this Agreement. In the event of a violation of this provision, the Consultant shall be entitled to obtain on an ex parte application, appropriate injunctive relief from any court of competent jurisdiction, together with and including all remedies available at law. This provision shall survive the remaining obligations and performance due hereunder.

6.
Legal Matters. This Agreement shall be interpreted under and governed by the laws of the State of Ohio. Any controversy, dispute, or claim between the parties relating to this Agreement shall be resolved by binding arbitration in Cincinnati, Ohio, in accordance with the rules of the American Arbitration Association. The parties agree that in the event that any controversy, dispute, or claim between the parties relating to this Agreement, is resolved by binding arbitration, the prevailing party, as determined by the arbitrator's award, shall be entitled to reimbursement of all expenses including reasonable attorney's fees; provided that in no event shall the arbitrator have the authority to award punitive damages.

7.
Independent Contractor. The Consultant is an independent contractor and may engage in other business activities. Since the Consultant is an independent contractor, nothing in this Agreement shall be interpreted to constitute that the Consultant is an agent of, employee of, or partner of the Company, nor shall either party have any authority to bind the other. Therefore, the Consultant cannot commit the Company to actions, or contracts or deals without advance written authorization from the Company. In its capacity as an independent contractor, the Consultant agrees, and the Company agrees, that the Consultant has the sole right to control and direct the means, manner, and method by which the services required by this Agreement will be performed and the Company shall not withhold from the Consultant’s compensation any amount that would normally be withheld from an employee’s pay.

8.
Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes and cancels any prior communications, representations, understandings, and agreements between the parties. No modifications of or changes to this Agreement shall be binding, nor can any of its provisions be waived, unless agreed to in writing by the parties.

9.
Confidentiality. The parties agree that the terms and all of the encompassing components of this Agreement shall be kept confidential, unless this information is required to be disclosed pursuant to any inquiries by federal, state, or local law enforcement.

Very Truly Yours,

Dan Seifer

By:_/s/ Dan Seifer______
       Dan Seifer

ACCEPTED AND AGREED TO THIS __9__ DAY OF __January____, 2006.

Resolve Staffing, Inc.

By: _/s/ Ron Heineman________
   Ron Heineman, CEO